UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                   INTERNATIONAL FAMILY ENTERTAINMENT, INC.
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                               (Name of Issuer)

                Class B Common Stock, par value $0.01 per share
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                        (Title of Class of Securities)

                                  45950M 10 6
                ----------------------------------------------
                                (CUSIP Number)


Timothy B. Robertson, 2877 Guardian Lane, Virginia Beach, Virginia  23452
(757) 459-6020
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(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)


                                 June 11, 1997
             ----------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No.  45950M 10 6                             Page 2 of 6 Pages


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Timothy B. Robertson (###-##-####)

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) /_/

                                                                      (b) /_/
3     SEC USE ONLY

4     SOURCE OF FUNDS

           OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   /_/

6     CITIZENSHIP OR PLACE OF ORGANIZATION

           United States


  NUMBER OF    7    SOLE VOTING POWER
    SHARES            2,725,606
 BENEFICIALLY
   OWNED BY    8    SHARED VOTING POWER
     EACH
  REPORTING    9    SOLE DISPOSITIVE POWER
    PERSON            2,733,587
     WITH
               10   SHARED DISPOSITIVE POWER


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,733,587

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                              /x/


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           7.9%

14    TYPE OF REPORTING PERSON

           IN

This Amendment No. 1 amends and supplements the Schedule 13D previously filed by the Reporting Person (the "Schedule 13D").

Item 1.  Security and Issuer

          This statement relates to the Class B Common Stock, par value $0.01 per share (the "Class B Common Stock"), of International Family
Entertainment, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 2877 Guardian Lane, Virginia Beach, Virginia 23452.


Item 2.  Identity and Background

          This statement is being filed by Timothy B. Robertson, a United States citizen, whose principal occupation is President, Chief Executive Officer and Director of the Company. The business address of Timothy B. Robertson is 2877 Guardian Lane, Virginia Beach, Virginia 23452.


Item 3.  Source and Amount of Funds or Other Consideration

          On April 29, 1992, Timothy B. Robertson used personal funds to acquire an additional 500 shares of Class B Common Stock to be held by each of his five children (the "Children"), for an aggregate of 2,500 shares. The shares were acquired at the price of $15 1/8 per share in an open market purchase. Since the filing of the Schedule 13D, Timothy B. Robertson has transferred 21,875 shares of Class B Common Stock as gifts to the Children under the Virginia Uniform Transfers to Minors Act, of which shares he retains beneficial ownership as custodian. Timothy B. Robertson has disposed of 19,890 shares of Class B Common Stock as gifts to various charities and 2,125 shares of Class B Common Stock in sales to various entities. Timothy
B. Robertson is also the beneficial owner of 7,981 shares of Class B Common Stock purchased through the Company's 401(k) plan since 1992 (the "401K Shares"). In June, 1995, the Company granted Timothy B. Robertson options to purchase up to 500,000 shares of Class B Common Stock, subject to vesting.
In September, 1995, Timothy B. Robertson transferred 30,000 shares of Class B Common Stock and 37,500 shares of Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of the Company (which is convertible into Class B Common Stock on a one-for-one basis), to the Timothy and Lisa Robertston Children's Trust (the "TR Family Trust"). In December, 1996, Timothy B. Robertson transferred 8,000 shares of Class B Common Stock to the Timothy B. Robertson Charitable Trust (together with the TR Family Trust, the "Trusts"). As trustee of the Trusts, Timothy B. Robertson has voting and investment power with respect to, and thus beneficial ownership of, the shares owned by such Trusts. In December, 1996, and in February, 1997, Timothy B. Robertson transferred 6,400 and 5,100 shares of Class B Common Stock, respectively, to the TR Family Trust. In January, 1996, the Company effected a five-for-four stock split resulting in Timothy B. Robertson having beneficial ownership of 1,875,000 shares of Class A Common Stock and 858,587 shares of Class B Common Stock, including 125,000 shares of Class B Common Stock subject to presently exercisable options.

Item 4.  Purpose of the Transaction

          Pursuant to a Stock Purchase Agreement (the "Stock Purchase Agreement") (Exhibit 1 hereto), dated as of June 11, 1997, by and among Fox Kids Worldwide, Inc., a Delaware corporation (the "Purchaser"), M.G. "Pat" Robertson, individually and as trustee of the certain trusts, Lisa and Timothy B. Robertson, as joint tenants, and Timothy B. Robertson, individually, as trustee of each of the Trusts, and as custodian to and for the Children, Timothy B. Robertson has agreed, subject to the terms and conditions thereof, to sell 725,606 shares of Class B Common Stock and 1,875,000 shares of Class A Common Stock (in the form of Class B Common Stock) to the Purchaser for a cash price of $35 per share. In addition, pursuant to the Stock Purchase Agreement and subject to the terms and conditions thereof, following the sale of such shares, Timothy B. Robertson has agreed to exercise all options held by him to acquire 625,000 shares of Class B Common Stock and to immediately sell such shares to the Purchaser for a cash price of $35 per share.

          The Purchaser, Fox Kids Merger Corporation, a Delaware corporation and wholly-owned subsidiary of the Purchaser ("FKW Sub"), and the Company have entered into a certain Agreement and Plan of Merger (the "Merger Agreement") (Exhibit 2 hereto), providing for the merger (the "Merger") of FKW Sub into the Company, which shall be the surviving corporation, in which holders of the Company's common stock will receive cash consideration of $35 per share. Timothy B. Robertson, individually, as trustee of each of the Trusts and as custodian to and for each of the Children, has delivered to the Company a written consent approving the Merger Agreement and the Merger with respect to the above-described shares of Class A Common Stock and Class B Common Stock.


Item 5.   Interest in Securities of the Issuer

     (a) As described in Item 3, Timothy B. Robertson is the beneficial owner of 2,733,587 shares of Class B Common Stock, including 1,875,000 shares which would result from the conversion of Class A Common Stock to Class B Common Stock and 125,000 shares subject to presently exercisable options, representing 7.9% of the Class B Common Stock outstanding, as adjusted for conversion of such Class A Common Stock and the exercise of such options.

     (b) Timothy B. Robertson has the sole power to vote and to dispose of the shares of Class B Common Stock described in Item 5(a) above, except that he does not have voting power with respect to the 7,981 401(k) Shares.

     (c) Except for the transactions described in Item 4 above, Timothy B. Robertson has not effected any transactions in the Class B Common Stock during the past sixty (60) days.

     (d) Other than the Trusts, the Children and Lisa Robertson (as joint tenant with respect to 21,875 shares), no other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the shares of Common Stock described in Item 5(a) as beneficially owned by Timothy B. Robertson.

     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer

          See Item 4 above.

          In connection with the transactions contemplated by the Stock Purchase Agreement, M.G. "Pat" Robertson, individually and as trustee of the Robertson Charitable Remainder Unitrust (the "Charitable Remainder Trust"), Timothy B. Robertson, individually and as trustee of the TR Family Trust, the Christian Broadcasting Network, a Virginia corporation ("CBN"), Liberty IFE, Inc., a Delaware Corporation ("LIFE"), and the Company have entered a certain Termination Agreement (the "Termination Agreement") (Exhibit 3 hereto) terminating, subject to the terms and conditions thereof, the Amended and Restated Shareholder Agreement, dated as of September 1, 1995 (as amended, the "Shareholder Agreement"). The Shareholder Agreement was previously filed as Exhibit 2(c) to the Company's Current Report on Form 8-K, dated December 15, 1995, and was substantially the same as the Stockholder Agreement which it amended and restated and which is described more fully in the Schedule 13D. In addition, LIFE and CBN, pursuant to a certain Waiver (the "Waiver") (Exhibit 4 hereto), have agreed, subject to the terms and conditions thereof, to waive certain rights of first refusal, co-sale and other rights which they had under the Shareholder Agreement with respect to the transactions contemplated by the Stock Purchase Agreement and the Merger Agreement.


Item 7.  Material to be Filed as Exhibits

1.   Stock Purchase Agreement, dated as of June 11, 1997, by and among Timothy
     B. Robertson, individually, as trustee of each of the Trusts and as custodian to and for each of the Children, and certain other shareholders.

2. Agreement and Plan of Merger, dated as of June 11, 1997, by and among the Purchaser, FKW Sub and the Company.

3. Termination Agreement, dated as of June 11, 1997, by and among M.G "Pat" Robertson, individually and as trustee of the Charitable Remainder Trust, Timothy B. Robertson, individually and as trustee of the TR Family Trust, CBN, LIFE and the Company.

4.   Waiver, dated June 11, 1997, by each of LIFE and CBN.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 12, 1997
                                     /s/ Timothy B. Robertson
                               -----------------------------------
                                         Timothy B. Robertson